FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2010 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2010 TOGETHER WITH

INDEPENDENT AUDITORS’ LIMITED

REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	12-31-2009
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1,401,450	1,357,059
Due from banks and correspondents	4,824,121	3,803,201

Argentine Central Bank (BCRA)	4,587,964	3,722,390
Other local	13,089	2,284
Foreign	223,068	78,527

	6,225,571	5,160,260

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	69,910	8,352
Government Securities for repurchase agreements with the BCRA (Exhibit A)	— .—	68,250
Holdings available for sale (Exhibit A)	950,737	640,175
Unlisted Government Securities (Exhibit A)	1,976,049	1,961,040
Instruments issued by the BCRA (Exhibit A)	2,622,621	2,896,748
Investments in listed private securities (Exhibit A)	263	247
Less: Allowances (Exhibit J)	132,056	449,923

	5,487,524	5,124,889

C. LOANS:
To government sector (Exhibits B, C and D)	277,278	315,958
To financial sector (Exhibits B, C and D)	799,603	639,328

Interfinancial – (Calls granted) Other financing to local financial institutions Interest and listed-price differences accrued and pending collection	29,000 671,764 98,839	61,000 484,267 94,061

To non financial private sector and residents abroad (Exhibits B, C and D)	12,425,073	9,902,503

Overdraft	2,348,828	1,703,751
Discounted instruments	1,674,905	1,068,567
Real estate mortgage	824,883	838,410
Collateral Loans	131,647	104,983
Consumer	2,189,836	1,819,373
Credit cards	1,949,629	1,464,163
Other (Note 5 a.)	3,177,347	2,785,432
Interest and listed-price differences accrued and pending collection	150,369	134,295
Less: Interest documented together with main obligation	22,371	16,471

Less: Allowances (Exhibit J)	338,176	329,959

	13,163,778	10,527,830

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	356,050	560,781
Amounts receivable for spot and forward sales to be settled	2,050,347	1,365
Instruments to be received for spot and forward purchases to be settled (Exhibit O)	1,454,577	2,727
Premiums for options bought	6,015	— .—
Unlisted corporate bonds (Exhibits B, C and D)	94,249	88,131
Non-deliverable forward transactions balances to be settled	43,838	84,070
Other receivables not covered by debtor classification regulations	9	39,238
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	57,435	54,439
Interest accrued and pending collection not covered by debtor classification regulations	— , —	51,212
Less: Allowances (Exhibit J)	17,824	21,327

	4,044,696	860,636

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	417,294	320,521
Interest accrued pending collection (Exhibits B, C and D)	4,949	4,077
Less: Allowances (Exhibit J)	6,928	5,428

	415,315	319,170

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	108,121	103,450
Other (Note 5.b.) (Exhibit E)	419,397	386,231
Less: Allowances (Exhibit J)	4	4

	527,514	489,677

G. OTHER RECEIVABLES:
Other (Note 5.c.)	441,345	584,610
Other interest accrued and pending collection	3,196	2,558
Less: Allowances (Exhibit J)	183,118	337,940

	261,423	249,228

H. PREMISES AND EQUIPMENT (Exhibit F):	520,574	482,561

I. OTHER ASSETS (Exhibit F):	24,245	26,475

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	64,319	55,091

	64,319	55,091

K. SUSPENSE ITEMS:	6,260	4,222

TOTAL ASSETS:	30,741,219	23,300,039

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	12-31-2009
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,799,765	1,001,104
Financial sector	36,157	190,115
Non financial private sector and residents abroad	19,887,329	17,182,688

Checking accounts	4,693,233	3,496,915
Savings deposits	6,803,937	6,002,616
Time deposits	7,841,907	7,261,741
Investments accounts	75,175	19,022
Other	415,024	348,397
Interest and listed-price differences accrued payable	58,053	53,997

	21,723,251	18,373,907

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,666	2,691

Other	2,666	2,691

Banks and International Institutions (Exhibit I)	79,493	55,523
Amounts payable for spot and forward purchases to be settled	1,428,514	— .—
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,091,459	80,093
Premiums for options written	1,466	— .—
Financing received from Argentine financial institutions (Exhibit I)	23,020	2,815

Interfinancial – (Calls granted)	20,428	— ,—
Other financing from local financial institutions	2,563	2,815
Interest accrued payable	29	— ,—
Non-deliverable forward transactions balances to be settled	39	2,825
Other (note 5.d.) (Exhibit I)	1,119,745	1,026,381
Interest and listed-price differences accrued payable (Exhibit I)	556	912

	4,746,958	1,171,240

N. OTHER LIABILITIES:

Other (note 5.e.)	632,269	434,921

	632,269	434,921

O. ALLOWANCES (Exhibit J):	326,489	318,464

P. SUSPENSE ITEMS:	17,125	75,035

TOTAL LIABILITIES:	27,446,092	20,373,567

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	3,295,127	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	30,741,219	23,300,039

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	12-31-2009
DEBIT ACCOUNTS

Contingent
– Guaranties received	2,452,624	2,612,784
– Contra contingent debit accounts	682,170	658,221

	3,134,794	3,271,005

Control
– Receivables classified as irrecoverable	345,877	316,776
– Other (note 5.f.)	47,321,393	39,285,102
– Contra control debit accounts	733,805	619,848

	48,401,075	40,221,726

Derivatives (Exhibit O)
– “Notional” amount of call options bought	38,141	— .—
– “Notional” amount of put options bought	27,298	— .—
– “Notional” amount of non-deliverable forward transactions	2,344,101	1,940,035
– Interest rate SWAP	195,524	102,697
– Contra derivatives debit accounts	1,702,973	2,195,093

	4,308,037	4,237,825

For trustee activities
– Funds in trust	2,679	2,581

	2,679	2,581

TOTAL	55,846,585	47,733,137

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	70,669	56,290
– Guaranties provided to the BCRA	152,302	138,433
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	288,200	228,366
– Other guaranties given non covered by debtor classification regulations	73,119	121,626
– Other covered by debtor classification regulations (Exhibits B, C and D)	97,880	113,506
– Contra contingent credit accounts	2,452,624	2,612,784

	3,134,794	3,271,005

Control
– Items to be credited	623,052	549,582
– Other	110,753	70,266
– Contra control credit accounts	47,667,270	39,601,878

	48,401,075	40,221,726

Derivatives (Exhibit O)
– “Notional” amount of call options written	44,762	— .—
– “Notional” amount of put options written	24,568	— .—
– “Notional” amount of non-deliverable forward transactions	1,633,643	2,195,093
– Contra derivatives credit accounts	2,605,064	2,042,732

	4,308,037	4,237,825

For trustee activities
– Contra credit accounts for trustee activities	2,679	2,581

	2,679	2,581

TOTAL	55,846,585	47,733,137

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	09-30-2009
A. FINANCIAL INCOME

Interest on cash and due from banks	— .—	20
Interest on loans to the financial sector	89,281	110,021
Interest on overdraft	216,399	280,792
Interest on discounted instruments	116,764	118,017
Interest on real estate mortgage	82,427	92,855
Interest on collateral loans	17,844	15,992
Interest on credit card loans	163,561	133,946
Interest on other loans	506,823	431,371
Interest on other receivables from financial transactions	8,721	1,063
Interest on financial leases	42,718	42,982
Income from secured loans – Decree 1387/01	61,426	14,240
Net income from government and private securities	796,315	579,853
Net income from options	2,223	— .—
Indexation by benchmark stabilization coefficient (CER)	9,348	10,770
Gold and foreign currency exchange difference	121,636	126,861
Other	65,902	244,275

	2,301,388	2,203,058

B. FINANCIAL EXPENSE

Interest on checking accounts	5,299	17,062
Interest on savings deposits	4,912	7,462
Interest on time deposits	440,357	583,086
Interest on interfinancial financing (calls received)	284	206
Interest on other financing of financial institutions	227	323
Interest on other liabilities from financial transactions	3,630	7,848
Other interest	7,303	2,501
Net income from options	— .—	2
Indexation by CER	193	308
Contribution to the deposit guarantee fund	25,216	24,000
Other	83,699	117,779

	571,120	760,577

GROSS INTERMEDIATION MARGIN – GAIN	1,730,268	1,442,481

C. ALLOWANCES FOR LOAN LOSSES	109,756	212,773

D. SERVICE CHARGE INCOME

Related to lending transactions	276,485	219,024
Related to liability transactions	434,129	373,140
Other commissions	51,067	51,864
Other (note 5.g.)	236,829	184,161

	998,510	828,189

E. SERVICE CHARGE EXPENSE

Commissions	194,799	131,550
Other (note 5.h.)	68,543	63,265

	263,342	194,815

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	09-30-2009

F. ADMINISTRATIVE EXPENSES

Payroll expenses	907,404	691,163
Fees to Bank Directors and Statutory Auditors	468	385
Other professional fees	24,606	21,595
Advertising and publicity	73,080	44,496
Taxes	91,243	70,275
Fixed assets depreciation	42,033	33,891
Organizational expenses amortization	16,204	11,624
Other operating expenses	179,946	147,676
Other	115,276	97,593

	1,450,260	1,118,698

NET GAIN FROM FINANCIAL TRANSACTIONS	905,420	744,384

G. OTHER INCOME

Income from long-term investments	57,326	51,628
Punitive interests	2,353	2,747
Loans recovered and reversals of allowances	55,270	36,531
Other (note 5.i.)	36,671	172,409

	151,620	263,315

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	202	503
Charge for uncollectibility of other receivables and other allowances	36,625	243,264
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	25,894 639	37,182 399
Other	17,973	38,538

	81,333	319,886

NET GAIN BEFORE INCOME TAX	975,707	687,813

I. INCOME TAX (note 4.1)	175,400	230,600

NET INCOME FOR THE PERIOD	800,307	457,213

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish – See note 18)

- Stated in thousands of pesos -

2010									2009
		Non capitalized contributions	Adjustments to	Retained earnings	Unrealized
Movements	Capital Stock	Issuance premiums	stockholders’ equity (1)	Legal	valuation difference (2)	Unappropriated earnings		Total	Total

1. Balance at beginning of fiscal year	536,361	175,132	312,979	658,693	(14,133)	1,257,440		2,926,472	2,076,024

2. Stockholders’ Meeting held on April 30, 2010 and March 27, 2009

- Dividends paid in cash	— , —	— , —	— , —	— , —	— , —	(480,000	) (3)	(480,000)	(35,000)

- Statutory reserve	— , —	— , —	— , —	143,692	— , —	(143,692)		— , —	— , —

3. Unrealized valuation difference	— , —	— , —	— , —	— , —	48,348	— -, —		48,348	126,595

4. Net income for the period	— , —	— , —	— , —	— , —	— , —	800,307		800,307	457,213

5. Balance at the end of the period	536,361	175,132	312,979	802,385	34,215	1,434,055		3,295,127	2,624,832

(1)	Adjustments to stockholders’equity refers to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes 33.548 from government securities and 667 from Instruments issued by the BCRA (note 2.3.b).
(3)	Approved by the B.C.R.A. through its Resolution No 312/10/10 dated May 28, 2010 and paid on June 11, 2010

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010	09-30-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,273,542 (1)	4,408,722 (1)
Cash and cash equivalents at the end of the period	6,433,071 (1)	5,845,007 (1)

Net increase in cash and cash equivalents	1,159,529	1,436,285

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	495,238	248,508
– Loans	(1,165,480)	2,283,842

to financial sector	(122,837)	123,407
to non-financial public sector	20,271	453,742
to non-financial private sector and residents abroad	(1,062,914)	1,706,693
– Other receivables from financial transactions	198,706	(98,132)
– Receivables from financial leases	(96,145)	36,681
– Deposits	2,781,536	25,154

to financial sector	(153,957)	10,474
to non-financial public sector	795,341	(498,089)
to non-financial private sector and residents abroad	2,140,152	512,769
– Other liabilities from financial transactions	127,795	(116,869)

Financing from financial or interfinancial sector (calls received)	20,428	— , —
Others (except liabilities included in Financing Activities)	107,367	(116,869)
Collections related to service charge income	997,697	822,203
Payments related to service charge expense	(263,229)	(194,730)
Administrative expenses paid	(1,303,273)	(1,118,814)
Organizational and development expenses paid	(12,531)	(917)
Net collections from punitive interest	2,151	2,244
Differences from judicial resolutions paid	(25,894)	(37,182)
Collections of dividends from other companies	2,400	48,428
Other collections related to other income and expenses	93,472	184,284

Net cash flows provided by operating activities	1,832,443	2,084,700

Investment activities

Net payments from premises and equipment	(80,046)	(125,795)
Net collections / (payments) from other assets	1,581	(1,276)
Other payments from investment activities	(47,271)	(192,404)

Net cash flows used in investment activities	(125,736)	(319,475)

Financing activities

Net collections/ (payments) from:
– Argentine Central Bank	(34)	(292)

Other	(34)	(292)
– Banks and international agencies	23,970	(286,718)
– Financing received from local financial institutions	(252)	1,652
Cash dividends paid	(480,000)	(35,000)
Other payments related to financing activities	(90,862)	(8,602)

Net cash flows used in financing activities	(547,178)	(328,960)

Financial results and results from holdings of cash and cash equivalents (including interest)	— , —	20

Net increase in cash and cash equivalents	1,159,529	1,436,285

(1)	See note 16 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2009, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of September 30, 2010.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total

Capital Stock as of December 31, 2005:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361	(2)

(1)	For payment of share dividend.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2009, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2009.

Pursuant to Communication “A” 5047, dated March 4, 2010, effective as from July 1, 2010, BCRA modified the requirements concerning the manner of presenting transactions whereby the bank grants financial leases. As a result, and for comparative purposes, the Bank modified the balances in the Balance Sheet as of December 31, 2009 and of the Statement of Income as of September 30, 2009.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2010 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of September 30, 2010 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 they were valued on the basis of the quotations in force for each security at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of September 30, 2010 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of September 30, 2010 and the previous fiscal year, the amount recorded was 34,215 (income) and 14,133 (loss), respectively.

•

Unlisted government securities: as of September 30, 2010 and the end of the previous fiscal year they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898. In addition, the Bank has raised an allowance for impairment to book such securities at their fair value of realization.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of September 30, 2010 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2010 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans - Decree No. 1387/2001:

As of September 30, 2010 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2010 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2010 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2010 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2010 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of September 30, 2010 and the end of the previous fiscal year, they were valued at the present value of the installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2010 and 2009, plus new capital contributions and dividend distribution until December 31, 2009 and September 30, 2010, as appropriate.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of September 30, 2010 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,321,678 and 1,295,784, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of September 30, 2010 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Call and put options bought and written:

As of September 30, 2010 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of September 30, 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2010 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of September 30, 2010 and 2009, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of September 30, 2010 and 2009, the Bank calculated the earning per share on the basis of 536,361,306 ordinary shares of $ 1 par value each. The net income for the periods on those dates is as follows:

	09-30-2010	09-30-2009

Net income for the period	800,307	457,213
Earning per share for the nine-month period – (stated in pesos)	1.49	0.85

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 157,400 and 313,700 as of September 30, 2010 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of September 30, 2010 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 3,060 and in 124, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended September 30, 2010 and 2009 would have been 2,936 (income) and 3,471 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of September 30, 2010 and the end of the previous fiscal year to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II. Valuation criteria and aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity an income of 34,215 and a loss of 14,133, as of September 30, 2010 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of September 30, 2010 and 2009 and the end of the previous fiscal year, 48,348 (income), 126,595 (income) and 166,986 (income), respectively, should have been charged to income for the periods or fiscal year.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of September 30, 2010 and 2009, the Bank recorded 175,400 and 230,600, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of September 30, 2010, it has booked 127,369 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the Income Tax Prepayments at the end of the period. As of the end of the previous fiscal year, it has booked 108,891 in the abovementioned caption as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2010 and the end of the previous fiscal year, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 157,400 and 313,700, respectively. Such amounts are made up as follows:

	09-30-2010	12-31-2009

Deferred tax assets	565,600	604,500
Deferred tax liabilities	(408,200)	(290,800)

Net deferred assets	157,400	313,700
Allowance	(157,400)	(313,700)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

In May 2010, the 234,931 tax credit balance arising from TOMPI from previous fiscal years has been applied as payment towards the Income tax effectively determined for the year ended on December 31, 2009.

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original federal jurisdiction over contentious administrative matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that have not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

a)	LOANS

	09-30-2010	12-31-2009
Loans granted to pre-finance and finance exports	1,759,396	1,762,203
Fixed-rate financial loans	1,368,072	979,912
Other	49,879	43,317

Total	3,177,347	2,785,432

b)	INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies-unlisted	38,844	33,215
In controlled companies-supplementary activities	362,671	336,781
In non-controlled companies-supplementary activities	17,882	16,235

Total	419,397	386,231

c)	OTHER RECEIVABLES

	09-30-2010	12-31-2009
Prepayments	86,199	53,144
Guarantee deposits	88,448	69,056
Miscellaneous receivables	100,726	133,651
Tax prepayments (1)	163,755	319,859
Other	2,217	8,900

Total	441,345	584,610

(1)	As of September 30, 2010 and the end of the previous fiscal year, it includes the deferred tax asset for 157,400 and 313,700 respectively (see note 4.1.).

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Collections and other operations for the account of third parties	352,536	314,732
Other withholdings and collections at source	173,779	172,743
Accounts payable for consumption	272,481	246,919
Money orders payable	149,193	102,347
Loans received from Argentine Technological Fund (FONTAR)	42,880	37,906
Loans received from Interamerican Development Bank (BID)	21,320	32,271
Pending Banelco debit transactions	14,680	27,407
Other	92,876	92,056

Total	1,119,745	1,026,381

e)	OTHER LIABILITIES

Accrued salaries and payroll taxes	158,404	169,654
Accrued taxes	171,479	153,589
Miscellaneous payables	244,934	110,029
Amounts collected in advance	56,866	1,107
Other	586	542

Total	632,269	434,921

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	15,599,589	12,525,159
Collections items	432,778	285,311
Checks drawn on the Bank pending clearing	292,123	220,248
Checks not yet credited	1,470,154	919,380
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	29,440,841	25,249,313
Other	85,908	85,691

Total	47,321,393	39,285,102

g)	SERVICE CHARGE INCOME

	09-30-2010	09-30-2009
Rental of safe-deposit boxes	39,478	25,781
Commissions for capital market transactions	14,217	5,176
Commissions for salary payment	5,680	5,453
Commissions for trust management	1,251	1,670
Commissions for hiring of insurances	94,691	85,403
Commissions for transportations of values	8,542	8,857
Commissions for loans and guaranties	25,784	11,519
Other	47,186	40,302

Total	236,829	184,161

h)	SERVICE CHARGE EXPENSE

Turn-over tax	53,380	44,769
Insurance paid on lease transactions	11,183	15,288
Other	3,980	3,208

Total	68,543	63,265

i)	OTHER INCOME

Deferred income tax (1)	— , —	145,648
Rent	629	882
Related parties expenses recovery	6,296	5,303
Tax recovery	— , —	10,820
Other	29,746	9,756

Total	36,671	172,409

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Banco Francés S.A. and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October this year, the Bank was served with the resolutions adopted by the UIF whereby BBVA Banco Francés S.A. and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28, 2010, the Bank’s Board of Directors lodged with the Appellate Court with federal jurisdiction over contentious administrative matters a direct appeal against the UIF’s Resolution in connection with the wire transfer for 9,174 in accordance with the provisions under Section 25 of Law No. 25,246. As regards the other wire transfer, the preparation of another direct appeal, planned to be lodged also with the Appellate Court with federal jurisdiction over contentious administrative matters, is now underway.

Both the Bank’s Management and its legal advisors understand that the Bank has assessed these cases on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of September 30, 2010, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 87,277 in Guaranteed Bonds maturing in 2018 and 63,428 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,585 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Bills (Badlar), in an amount of 65,057 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2010 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2010	2009	2010	2009	2010	2009
BBVA S.A.	2,353	32,707	7,334	5,099	24,770	30,076
Francés Valores Sociedad de Bolsa S.A.	— , —	— , —	2,891	1,448	4,880	3,106
Consolidar A.R.T. S.A.	84	61	43,961	50,600	9,951	5,524
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	40,418	49,739	15,010	78,206	128,428
Consolidar Cía. de Seguros de Retiro S.A.	2,771	8	776	1,210	53,193	25,403
Atuel Fideicomisos S.A.	— , —	— , —	2,889	3,009	— , —	— , —
BBVA Consolidar Seguros S.A.	82	6,330	2,174	1,906	1,642	5,229
PSA Finance Argentina Cía. Financiera S.A.	399,527	276,911	301	1,549	— , —	— , —
Rombo Cía. Financiera S.A.	208,025	90,486	2,100	7,260	89,000	15,000
Francés Administradora de Inversiones S.A. (2)	163	150	20,018	21,379	3,096	4,886
Consolidar Comercializadora S.A.	53	— , —	5,965	6,502	15,009	13,765
Inversora Otar S.A.	— , —	— , —	381	652	660,373	408,322

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.
(2)	On February 11, 2010, BBVA Banco Francés S.A. sold its equity interest in Francés Administradora de Inversiones S.A. to Francés Valores Sociedad de Bolsa S.A.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.3149% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2010 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,449 and 2,366, respectively, considering its recoverable value. In addition, as of September 30, 2010 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 230 and 215, respectively. Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2. Non Financial Trusts

The Bank acts as trustee in 33 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 570,736 and 566,583 as of September 30, 2010 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I. Transactions as of September 30, 2010:

a)	Interest rate swaps for 132,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the period for 2,219.

The estimated market value of said instruments amounts to 3,848 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 132,500.

b)	Interest rate swap for 63,024 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 63,024.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 2,344,101 and 1,633,643, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the period for 11,376.

d)	Forward sales due to B.C.R.A. bills repurchase agreements for 593,962, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled” and Forward purchases due to Government securities reverse repurchase agreements for 11,828, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 21,360 net income as of the end of the period.

e)	Call options bought for 38,141 and call options written for 44,762 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 38,141 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 44,762.

Put options bought for 27,298 and put options written for 24,568 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of put options bought” for 27,298 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of put options written” for 24,568.

These transactions have been valued in accordance with the description in note 2.3.n) generating 2,223 income as of the end of the period.

II.	Transactions as of December 31, 2009:

a)	Interest rate swaps for 20,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 15,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 1,704.

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 35,000.

b)	Interest rate swaps for 67,697 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transactions were recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 67,697.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 95,114.

d)	Forward sales due to national government securities repurchase agreements for 76,024, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 78,541 income as of the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2010, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2 Investment Funds custodian

As of September 30, 2010 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,030,911 and 947,861, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts-Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	09-30-2010	12-31-2009
FBA Acciones Globales	71,896	73,127
FBA Total	15,384	14,856
FBA Renta	15,458	13,703
FBA Renta Pesos	719,205	1,167,950
FBA Renta Dólares	4,339	4,276
FBA Bonos	13,753	13,740
FBA Calificado	89,447	81,142
FBA Internacional	537	544
FBA Ahorro Dólares	11,052	11,372
FBA Renta Fija	21,882	15,153
FBA Ahorro Pesos	239,476	182,545
FBA Renta Premium	10,648	7,976
FBA Europa	2,996	3,161
FBA Horizonte	32,697	20,320
FBA EEUU	3,902	3,156
FBA Renta Corto Plazo	594	562
FBA Acciones Latinoamericanas	27,337	27,571
FBA Bonos Argentina	5,468	3,649
FBA Brasil	45,265	47,117
FBA México	1,020	982
FBA Commodities	54	53
FBA Acciones Argentinas	556	471
FBA Bonos Globales	68	57

Total	1,330,034	1,693,483

14.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

b)	On April 30, 2010, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Statutory Reserve: 143,692

•	To cash dividends: 480,000 (*)

•	To Unappropriated earnings: 94,770

(*)	On May 28, 2010, the BCRA through its Resolution No. 312/10/10 approved the distribution of 480,000 cash dividends. On June 11, 2010 the cash dividends were paid.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2010:

COMPUTABLE COMPLIANCE IN PESOS
Cash	592,004
Special Guarantee Accounts	122,390
BCRA Checking Account	1,177,318
Cash in transit	196
Cash in valuables’ transportation	408,291
Special Social Security accounts	30,889
Franchises	177,988

TOTAL	2,509,076

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	261,589
BCRA Checking Account	3,336,374
Cash in transit	69
Cash in valuables’ transportation	70,199

TOTAL	3,668,231

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	51,540
BCRA Checking Account	43,222
Cash in transit	17
Cash in valuables’ transportation	12,153

TOTAL	106,932

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-10	12-31-09	09-30-09	12-31-08

a) Cash and due from banks	6,225,571	5,160,260	5,522,575	4,235,741

b) Goverment securities held for trading or financial transactions	69,910	8,352	197,437	1,461

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	137,590	104,930	124,995	171,520

CASH AND CASH EQUIVALENTS	6,433,071	5,273,542	5,845,007	4,408,722

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2010	Book balance as of 12-31-2009	Position without options	Final position

GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Other			— , —		(45)	(45)

Subtotal in pesos			— , —	7,774	(45)	(45)

In foreign currency
Discount Bonds	45700	12,482	12,482		12,482	12,482
PAR Bonds	45699	38,361	38,361		6,276	6,276
Federal Government Bonds in US Dollars 7% due 2013	5435	18,351	18,351		11,235	11,235
Other		716	716		6,734	6,734

Subtotal in foreign currency			69,910	68,828	36,727	36,727

Subtotal in Holdings for trading or financial Transactions			69,910	76,602	36,682	36,682

Holdings available for sale
Local
In pesos
Secured Bonds due 2018	2405	88,409	88,409		88,409	88,409
Bocon PRO 12	2449	163,675	163,675		163,675	163,675
Federal Government Bond in Pesos due 2015	5441	197,400	197,400		197,400	197,400
Federal Government Bond in Pesos Badlar + 275 pb due 2014	5439	33,653	33,653		33,653	33,653

Subtotal in pesos			483,137	266,191	483,137	483,137

In foreign currency
Federal Government Bonds in US Dollars 7% P.A. due 2015	5433	136,636	136,636		136,636	136,636

Subtotal in foreign currency			136,636	84,405	136,636	136,636

Subtotal in Holdings available for sale			619,773	350,596	619,773	619,773

Unlisted government securities

Local
In pesos
Secured Bonds due 2020 (1)	2423		985,888		985,888	985,888
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (2)	5439		975,599		975,599	975,599
Federal Government Bond in Pesos Badlar + 350 pb due 2013	5438		14,377		14,377	14,377
Other			164		164	164

Subtotal in pesos			1,976,028	1,961,021	1,976,028	1,976,028

In foreign currency
Other			21		21	21

Subtotal in foreign currency			21	19	21	21

Subtotal Unlisted government securities			1,976,049	1,961,040	1,976,049	1,976,049

(1)	Allowances are maintained for unlisted Government securities (See Exhibit J)

(2) It includes 920.229 from holdings received in exchange for secured loans and 55,370 from the cancellation of Fideicomiso Nues trust participation certificates.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2010	Book balance as of 12-31-2009	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Internal Bills due 11-17-10	46069	5,987	5,987		5,987	5,987
Argentine Central Bank Internal Bills due 10-20-10	46093	1,691	1,691		1,691	1,691
Other		504	504		504	504

Subtotal listed – own portfolio			8,182	7,219	8,182	8,182

Repurchase transactions
Argentine Central Bank Internal Bills due 02-08-12	46125	570,303	570,303		— , —	— , —
Argentine Central Bank Internal Bills due 04-27-11	46017	13,971	13,971		— , —	— , —
Argentine Central Bank Internal Bills due 01-05-11	46106	6,797	6,797		— , —	— , —
Argentine Central Bank Internal Bills due 02-02-11	46122	2,891	2,891		— , —	— , —

Subtotal repurchase transactions			593,962	— , —	— , —	— , —

Unlisted – Own portfolio
Argentine Central Bank Internal Bills due 12-01-10	46060		353,385		354,645	354,645
Argentine Central Bank Internal Bills due 01-19-11	46077		303,357		303,357	303,357
Argentine Central Bank Internal Bills due 03-16-11	46076		269,157		269,157	269,157
Argentine Central Bank Internal Bills due 05-04-11	46053		231,669		231,669	231,669
Argentine Central Bank Internal Bills due 01-26-11	46114		153,588		153,588	153,588
Argentine Central Bank Internal Bills due 10-27-10	46098		148,732		148,732	148,732
Argentine Central Bank Internal Bills due 02-02-11	46122		105,522		105,522	105,522
Argentine Central Bank Internal Bills due 10-06-10	46085		99,834		99,834	99,834
Argentine Central Bank Internal Bills due 11-10-10	46101		59,217		59,217	59,217
Other			34,227		34,227	34,227

Subtotal unlisted - own portfolio			1,758,688	2,123,935	1,759,948	1,759,948

Available for sale
Argentine Central Bank Internal Bills due 11-03-10	46052	277,243	277,243		277,243	277,243
Other		53,721	53,721		53,721	53,721

Subtotal available for sale			330,964	205,583	330,964	330,964

BCRA Notes
Listed – Own portfolio

Subtotal listed – own portfolio			— , —	68,739	— , —	— , —

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 03-09-11	46073		151,481		151,481	151,481
Argentine Central Bank Internal Bills (Badlar) due 05-26-11	46119		101,668		101,668	101,668
Other			8,640		8,640	8,640

Subtotal unlisted – own portfolio			261,789	696,855	261,789	261,789

Available for sale

Subtotal available for sale			— , —	83,996	— , —	— , —

Subtotal instruments issued by the BCRA			2,953,585	3,186,327	2,360,883	2,360,883

TOTAL GOVERNMENT SECURITIES			5,619,317	5,574,565	4,993,387	4,993,387

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2010	Book balance as of 12-31-2009	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Telefónica de Argentina Corporate Bonds	40146	125	125		125	125
Petrobrás Energía Corporate Bonds	40668	82	82		82	82
Other		5	5		5	5

Subtotal in foreign currency			212	201	212	212

Subtotal Other debt instruments			212	201	212	212

Other Equity instruments
From abroad
In foreign currency

Silicon Graphics Inc.		31	31		31	31
Other		20	20		20	20

Subtotal in foreign currency			51	46	51	51

Subtotal Equity instruments			51	46	51	51

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			263	247	263	263

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,619,580	5,574,812	4,993,650	4,993,650

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 18)

-Stated in thousands of pesos-

	09-30-2010	12-31-2009
COMMERCIAL PORTFOLIO

Normal performance	8,681,071	6,764,412

Preferred collaterals and counter guaranty “A”	115,691	78,777
Preferred collaterals and counter guaranty “B”	112,449	72,781
Without senior security or counter guaranty	8,452,931	6,612,854

With special follow-up	33,406	34,226

Under observation
Preferred collaterals and counter guaranty “B”	733	733
Without senior security or counter guaranty	32,673	33,493

With high risk of uncollectibility	7,725	1,951

Without senior security or counter guaranty	7,725	1,951

Uncollectible	1,198	4,903

Preferred collaterals and counter guaranty “B”	— .—	1,650
Without senior security or counter guaranty	1,198	3,253

Total	8,723,400	6,805,492

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 18)

-Stated in thousands of pesos-

	09-30-2010	12-31-2009
CONSUMER AND HOUSING PORTFOLIO

Normal performance	5,708,986	4,762,534

Preferred collaterals and counter guaranty “A”	11,372	9,554
Preferred collaterals and counter guaranty “B”	777,894	778,794
Without senior security or counter guaranty	4,919,720	3,974,186

Low risk	37,100	46,902

Preferred collaterals and counter guaranty “A”	123	— ,—
Preferred collaterals and counter guaranty “B”	3,637	4,650
Without senior security or counter guaranty	33,340	42,252

Medium risk	32,250	43,925

Preferred collaterals and counter guaranty “B”	1,259	1,925
Without senior security or counter guaranty	30,991	42,000

High risk	26,653	62,384

Preferred collaterals and counter guaranty “B”	910	1,315
Without senior security or counter guaranty	25,743	61,069

Uncollectible	4,125	1,697

Preferred collaterals and counter guaranty “B”	1,979	791
Without senior security or counter guaranty	2,146	906

Uncollectible, classified as such under regulatory requirements	116	185

Without senior security or counter guaranty	116	185

Total	5,809,230	4,917,627

General Total (1)	14,532,630	11,723,119

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,648,046	18.22%	2,449,242	20.89%

50 next largest clients	2,664,091	18.33%	2,254,013	19.23%

100 following clients	1,365,766	9.40%	910,402	7.77%

Remaining clients	7,854,727	54.05%	6,109,462	52.11%

Total (1)	14,532,630	100.00%	11,723,119	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	— , —	— , —	81,494	— , —	81,155	81,350	33,279	277,278

Financial sector	— , —	177,664	59,424	58,480	204,325	241,690	58,020	799,603

Non financial private sector and residents abroad	18,997	4,291,500	1,880,002	1,948,700	1,986,890	1,314,576	2,015,084	13,455,749

TOTAL	18,997	4,469,164	2,020,920	2,007,180	2,272,370	1,637,616	2,106,383	14,532,630	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares			Amount				Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2010	12-31-2009	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	10,375	7,876	Stockholder	09-30-2010	6,390	10,925	2,631
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	22,398	31,334	Pensions fund manager	09-30-2010	65,739	41,562	(5,517)

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	291,868	262,524	Insurance company	09-30-2010	48,745	440,820	12,127

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	63,386	51,976	Financial institution	09-30-2010	52,178	126,771	22,819

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,100,000	38,030	35,047	Trust Manager	09-30-2010	13,100	38,030	2,982

		Subtotal controlled				426,057	388,757

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	43,738	50,518	Financial Institution	09-30-2010	60,000	109,271	13,857

30598910045	Visa Argentina S.A	Common	1$	1	1,428,821	8,700	5,888	Services to companies	05-31-2010	15,000	151,461	91,332
30604796357	Banelco S.A.	Common	1$	1	2,574,907	6,833	6,612	Information services	12-31-2009	23,599	61,176	15,838
	Other					2,349	3,735

	Foreign
	Other					997	956

		Subtotal noncontrolled				62,617	67,709

		Total in financial institutions, supplementary and authorized				488,674	456,466

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	26,263	22,909	Workers compensation	09-30-2010	77,684	210,101	14,103
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	12,527	10,254	Insurance	09-30-2010	10,651	113,420	14,366

	Foreign

	Other					54	52

		Subtotal non controlled				38,844	33,215

		Total in other companies				38,844	33,215

		Total investments in other companies				527,518	489,681

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2010	Net book value at 12-31-2009
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	347,623	21,211	— , —	34	50	10,906	357,894	347,623
Furniture and Facilities	63,072	25,869	— , —	1,051	10	7,563	80,327	63,072
Machinery and Equipment	70,167	32,426	— , —	— , —	5	23,072	79,521	70,167
Automobiles	1,699	2,146	— , —	521	5	492	2,832	1,699

Total	482,561	81,652	— , —	1,606		42,033	520,574	482,561

OTHER ASSETS

Works of Art	983	— , —	— , —	— , —	— , —	— , —	983	983
Leased assets	5,764	— , —	(1,691)	— , —	50	65	4,008	5,764
Property taken as security for loans	5,005	55	3	206	50	53	4,804	5,005
Stationery and office supplies	3,461	7,051	— , —	5,708	— , —	— , —	4,804	3,461
Other	11,262	— , —	1,688	3,125	50	179	9,646	11,262

Total	26,475	7,106	— , —	9,039		297	24,245	26,475

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2010 AND THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the period		Net book value at 09-30-2010	Net book value at 12-31-2009
Description				Years of useful life	Amount

Organization and Development expenses (1)	55,091	25,702	270	1 & 5	16,204	64,319	55,091

Organization and development non-deductible expenses	— , —	25,894	— , —	— , —	25,894	— , —	— , —

Total	55,091	51,596	270		42,098	64,319	55,091

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	09-30-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,549,190	11.73%	1,802,824	9.81%

50 next largest clients	1,384,767	6.37%	1,155,962	6.29%

100 following clients	1,235,297	5.69%	1,082,752	5.89%

Remaining clients	16,553,997	76.21%	14,332,369	78.01%

TOTAL	21,723,251	100.00%	18,373,907	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	18,612,869	2,315,287	465,205	222,910	106,822	158	21,723,251

Other liabilities from financial transactions

Argentine Central Bank (BCRA)	2,666	— , —	— , —	— , —	— , —	— , —	2,666

Banks and International Institutions	1,391	68,979	4,453	2,773	1,980	— , —	79,576

Financing received from Argentine financial institutions	20,929	451	— , —	453	912	748	23,493

Other	1,058,888	6,472	8,925	15,708	20,892	8,860	1,119,745

Total	1,083,874	75,902	13,378	18,934	23,784	9,608	1,225,480

TOTAL	19,696,743	2,391,189	478,583	241,844	130,606	9,766	22,948,731

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2010 AND THE FISCAL YEAR ENDED DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	09-30-2010	12-31-2009
DEDUCTED FROM ASSETS
Government securities
– For impairment value	449,923	1	(5)	317,803	65	132,056	449,923

Loans
– Allowance for doubtful loans	329,959	110,801	(1)	— , —	102,584	338,176	329,959

Other receivables from financial transactions
– Allowance for doubtful receivables	21,327	35	(1)	2,741	797	17,824	21,327

Receivables from financial leases
– Allowance for doubtful receivables	5,428	1,501	(1)	1	— , —	6,928	5,428

Investments in other companies
– For impairment value (3)	4	— , —		— , —	— , —	4	4

Other receivables
– Allowance for doubtful receivables (2)	337,940	1,669		24	156,467	183,118	337,940

Total	1,144,581	114,007		320,569	259,913	678,106	1,144,581

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	428	10		— , —	1	437	428

– Other contingencies	318,036	33,751	(4)	11,913	13,822	326,052	318,036

Total	318,464	33,761		11,913	13,823	326,489	318,464

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2010.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

–	Government and Private Securities	1
–	Loans	1,045
–	Other receivables from financial transactions	35
–	Receivables from financial leases	1
–	Other receivables	305

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per	Issued		Pending issuance or
		share	Outstanding	In portfolio	distribution	Paid in
Common	536,361,306	1	536,316	— -,—	45(1)	536,361(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos

Accounts			09-30-2010				12-31-2009
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	4,003,623	137,866	3,850,620	5,793	582	8,762	3,123,009
Government and private securities	206,830	— , —	206,830	— , —	— , —	— , —	153,499
Loans	2,043,235	1,961	2,041,274	— , —	— , —	— , —	1,917,836
Other receivables from financial transactions	2,907,472	10,868	2,896,604	— , —	— , —	— , —	164,442
Receivables from financial leases	2,641	— , —	2,641	— , —	— , —	— , —	2,771
Investments in other companies	1,051	— , —	1,051	— , —	— , —	— , —	1,008
Other receivables	54,333	611	53,722	— , —	— , —	— , —	53,282
Suspense items	353	— , —	353	— , —	— , —	— , —	113

TOTAL	9,219,538	151,306	9,053,095	5,793	582	8,762	5,415,960

LIABILITIES
Deposits	5,318,501	70,469	5,248,032	— , —	— , —	— , —	4,546,189
Other liabilities from financial transactions	3,458,329	66,484	3,386,699	4,130	— , —	1,016	553,718
Other liabilities	21,364	8,582	12,782	— , —	— , —	— , —	23,820
Suspense items	3,032	— , —	3,032	— , —	— , —	— , —	472

TOTAL	8,801,226	145,535	8,650,545	4,130	— , —	1,016	5,124,199

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	181,027	— , —	181,027	— , —	— , —	— , —	85,059
Control	11,627,562	9,682	11,617,794	— , —	86	— , —	8,825,463
Derivatives	65,439	— , —	65,439	— , —	— , —	— , —	— , —

TOTAL	11,874,028	9,682	11,864,260	— , —	86	— , —	8,910,522

Credit accounts (except contra credit accounts)
Contingent	315,644	— , —	315,644	— , —	— , —	— , —	265,342
Control	81,041	— , —	81,041	— , —	— , —	— , —	44,495
Derivatives	69,330	— , —	69,330	— , —	— , —	— , —	— , —

TOTAL	466,015	— , —	466,015	— , —	— , —	— , —	309,837

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2010	12-31-2009

1. Loans	716,442	— , —	— , —	— , —	— , —	— , —	— , —	— , —	716,442	515,171

- Overdraft	1,098	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,098	9,532

Without senior security or counter guaranty	1,098	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,098	9,532

- Discounted Instruments	960	— , —	— , —	— , —	— , —	— , —	— , —	— , —	960	1,047

Without senior security or counter guaranty	960	— , —	— , —	— , —	— , —	— , —	— , —	— , —	960	1,047

- Real Estate Mortgage and Collateral Loans	6,033	— , —	— , —	— , —	— , —	— , —	— , —	— , —	6,033	9,797

Other collaterals and counter guaranty “B”	6,033	— , —	— , —	— , —	— , —	— , —	— , —	— , —	6,033	9,797

- Consumer	230	— , —	— , —	— , —	— , —	— , —	— , —	— , —	230	63

Without senior security or counter guaranty	230	— , —	— , —	— , —	— , —	— , —	— , —	— , —	230	63

- Credit Cards	1,186	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,186	845

Without senior security or counter guaranty	1,186	— , —	— , —	— , —	— , —	— , —	— , —	— , —	1,186	845

- Other	706,935	— , —	— , —	— , —	— , —	— , —	— , —	— , —	706,935	493,887

Without senior security or counter guaranty	706,935	— , —	— , —	— , —	— , —	— , —	— , —	— , —	706,935	493,887

2. Other receivables from financial transactions	17,603	— , —	— , —	— , —	— , —	— , —	— , —	— , —	17,603	8,021

3. Receivables from financial leases	313	— , —	— , —	— , —	— , —	— , —	— , —	— , —	313	66

4. Contingent commitments	69,592	— , —	— , —	— , —	— , —	— , —	— , —	— , —	69,592	42,699

5. Investments in other companies and private securities	195,841	— , —	— , —	— , —	— , —	— , —	— , —	— , —	195,841	205,842

Total	999,791	— , —	— , —	— , —	— , —	— , —	— , —	— , —	999,791	771,799

Total Allowances	6,609	— , —	— , —	— , —	— , —	— , —	— , —	— , —	6,609	5,233

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2010

(Translation of financial statements originally issued in Spanish - See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	19	16	52	132,500

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	109	11	63,024

Repurchase agreements	Financial transactions – own account	Government Securities	Upon expiration of differences	Residents in Argentina – Non - financial sector	1	1	1	11,828

Repurchase agreements	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	593,962

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	7	3	1	1,027,108

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	9	3	1	2,950,636

Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	2	1	82,903

Options	Foreign currency hedge	Foreign currency	Upon expiration of differences	Residents abroad	6	4	1	51,866

TOTAL								4,913,827

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2010	12-31-2009
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,401,467	1,357,066
Due from banks and correspondents	4,830,422	3,898,346

Argentine Central Bank (BCRA)	4,589,425	3,723,387
Other local	13,433	34,144
Foreign	227,564	140,815

	6,231,889	5,255,412

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,270,083	1,334,763
Holdings for trading or financial transactions	498,429	488,176
Government Securities for repurchase agreements with the BCRA	— .—	68,250
Holdings available for sale	950,737	640,175
Unlisted Government Securities	1,976,055	1,961,046
Instruments issued by the BCRA	2,863,713	2,953,144
Investments in listed private securities	92,558	218,605
Less: Allowances	132,060	449,927

	7,519,515	7,214,232

C. LOANS:
To government sector (Exhibit 1)	1,427,825	1,400,243
To financial sector (Exhibit 1)	434,217	384,331

Interfinancial – (Calls granted)	29,000	61,000
Other financing to local financial institutions	371,269	289,367
Interest and listed-price differences accrued and pending collection	33,948	33,964
To non financial private sector and residents abroad (Exhibit 1)	13,274,232	10,305,001

Overdraft	2,348,827	1,703,750
Discounted instruments	1,674,905	1,068,567
Real estate mortgage	824,883	838,410
Collateral Loans	707,216	480,694
Consumer	2,189,892	1,819,382
Credit cards	1,949,629	1,464,163
Other (Note 9.b)	3,443,829	2,806,667
Interest and listed-price differences accrued and pending collection	157,422	139,839
Less: Interest documented together with main obligation	22,371	16,471
Less: Allowances	349,438	337,686

	14,786,836	11,751,889

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	356,050	560,781
Amounts receivable for spot and forward sales to be settled	2,061,706	9,469
Instruments to be received for spot and forward purchases to be settled	1,454,577	10,264
Premiums for options bought	6,015	— , —
Unlisted corporate bonds (Exhibit 1)	112,357	119,488
Non-deliverable forward transactions balances to be settled	41,289	84,070
Other receivables not covered by debtor classification regulations	128	39,357
Other receivables covered by debtor classification regulations (Exhibit 1)	67,009	63,269
Interest accrued and pending collection not covered by debtor classification regulations	— , —	51,212
Less: Allowances	20,431	23,059

	4,078,700	914,851

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	425,296	329,782
Interest accrued pending collection	5,069	4,177
Less: Allowances	7,048	5,561

	423,317	328,398

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	44,735	51,474
Other (note 9.c)	65,484	54,819
Less: Allowances	4	4

	110,215	106,289

G. OTHER RECEIVABLES:
Other (note 9.d)	536,096	589,442
Other interest accrued and pending collection	3,196	2,558
Less: Allowances	193,820	348,943

	345,472	243,057

H. PREMISES AND EQUIPMENT:	524,152	486,483

I. OTHER ASSETS:	27,045	26,475

J. INTANGIBLE ASSETS:
Organization and development expenses	67,613	59,835

	67,613	59,835

K. SUSPENSE ITEMS:	6,260	4,222

L. OTHER SUBSIDIARIES´ ASSETS (note 9.e):	450	450

TOTAL ASSETS:	34,121,464	26,391,593

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2010	12-31-2009
LIABILITIES:

M. DEPOSITS:
Government sector	1,799,765	1,004,442
Financial sector	36,157	190,115
Non financial private sector and residents abroad	19,817,782	17,140,288

Checking accounts	4,689,073	3,491,170
Savings deposits	6,783,999	5,982,379
Time deposits	7,796,519	7,245,384
Investments accounts	75,175	19,022
Other	415,024	348,397
Interest and listed-price differences accrued payable	57,992	53,936

	21,653,704	18,334,845

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,666	2,691

Other	2,666	2,691
Banks and International Institutions	79,493	55,523
Amounts payable for spot and forward purchases to be settled	1,428,514	7,562
Instruments to be delivered for spot and forward sales to be settled	2,094,655	80,268
Premiums for options written	1,466	— , —
Financing received from Argentine financial institutions	131,816	38,247

Interfinancial (calls received)	20,428	— , —
Other financings from local financial institutions	111,359	38,247
Interest accrued payable	29	— , —
Non-deliverable forward transactions balances to be settled	612	2,825
Other (note 9.f)	1,137,860	1,036,350
Interest and listed–price differences accrued payable	2,388	1,202

	4,879,470	1,224,668

O. OTHER LIABILITIES:
Fees payable	57	82
Other (note 9.g)	721,941	471,647

	721,998	471,729

P. ALLOWANCES:	565,751	529,429

Q. SUSPENSE ITEMS:	17,171	75,043

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,756,190	2,616,225

TOTAL LIABILITIES:	30,594,284	23,251,939

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	232,053	213,182

STOCKHOLDERS’ EQUITY:	3,295,127	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	34,121,464	26,391,593

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2010	12-31-2009
DEBIT ACCOUNTS

Contingent
– Guaranties received	3,029,694	2,999,676
– Contra contingent debit accounts	682,170	658,221

	3,711,864	3,657,897

Control
– Receivables classified as irrecoverable	346,681	317,547
– Other (note 9.i)	47,337,480	39,298,438
– Contra control debit accounts	752,750	622,438

	48,436,911	40,238,423

Derivatives
– “Notional” amount of call options bought	38,141	— , —
– “Notional” amount of put options bought	27,298	— , —
– “Notional” amount of non-deliverable forward transactions	2,352,576	1,940,035
– Interest rate SWAP	195,524	102,697
– Other	— , —	50,000
– Contra debit derivatives accounts	1,651,524	2,195,093

	4,265,063	4,287,825

For trustee activities
– Funds in trust	12,589	12,119

	12,589	12,119

TOTAL	56,426,427	48,196,264

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	70,669	56,290
– Guaranties provided to the BCRA	152,302	138,433
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	288,200	228,366
– Other guaranties given non covered by debtor classification regulations	73,119	121,626
– Other covered by debtor classification regulations (Exhibit 1)	97,880	113,506
– Contra contingent credit accounts	3,029,694	2,999,676

	3,711,864	3,657,897

Control
– Items to be credited	623,052	549,582
– Other	129,698	72,856
– Contra control credit accounts	47,684,161	39,615,985

	48,436,911	40,238,423

Derivatives
– “Notional” amount of call options written	44,762	— , —
– “Notional” amount of put options written	24,568	— , —
– “Notional” amount of non-deliverable forward transactions	1,582,194	2,195,093
– Contra debit derivatives accounts	2,613,539	2,092,732

	4,265,063	4,287,825

For trustee activities
– Contra credit accounts for trustee activities	12,589	12,119

	12,589	12,119

TOTAL	56,426,427	48,196,264

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2010	09-30-2009
A. FINANCIAL INCOME

Interest on cash and due from banks	13	20
Interest on loans to the financial sector	74,880	162,497
Interest on overdraft	216,382	280,787
Interest on discounted instruments	116,764	118,017
Interest on real estate mortgage	82,427	92,855
Interest on collateral loans	73,995	67,514
Interest on credit card loans	163,561	133,946
Interest on other loans	510,086	433,297
Interest from other receivables from financial transactions	8,721	1,063
Interest on financial leases	44,162	44,853
Income from secured loans - Decree 1387/01	201,164	120,575
Net income from government and private securities	989,777	745,859
Net income from options	2,223	— , —
Indexation by CER	9,348	10,770
Gold and foreign currency exchange difference	155,914	179,041
Other	63,198	247,271

	2,712,615	2,638,365

B. FINANCIAL EXPENSE

Interest on checking accounts	5,292	17,018
Interest on savings deposits	4,912	7,462
Interest on time deposits	438,423	577,546
Interest on interfinancial financing (calls received)	1,127	211
Interest on other financing from financial institutions	3,434	4,721
Interest on other liabilities from financial transactions	3,642	7,909
Other interest	7,303	2,501
Net income from options	— , —	2
Indexation by CER	193	308
Contribution to the deposit guarantee fund	25,223	24,002
Other (note 9.j)	87,805	164,356

	577,354	806,036

GROSS INTERMEDIATION MARGIN – GAIN	2,135,261	1,832,329

C. ALLOWANCES FOR LOAN LOSSES	115,066	215,301

D. SERVICE CHARGE INCOME

Related to lending transactions	331,688	264,331
Related to liability transactions	434,129	373,140
Other commissions	60,490	57,695
Other (note 9.k)	236,829	184,161

	1,063,136	879,327

E. SERVICE CHARGE EXPENSE

Commissions	202,475	134,336
Other (note 9.l)	72,113	66,136

	274,588	200,472

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2010	09-30-2009
F. ADMINISTRATIVE EXPENSES

Payroll expenses	940,903	720,685
Fees to Bank Directors and Statutory Auditors	551	467
Other professional fees	32,112	25,398
Advertising and publicity	73,982	45,435
Taxes	96,127	76,223
Fixed assets depreciation	42,375	37,272
Oranizational expenses amortization	17,666	13,608
Other operating expenses	181,901	150,889
Other	119,321	103,984

	1,504,938	1,173,961

NET GAIN FROM FINANCIAL TRANSACTIONS	1,303,805	1,121,922

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(18,873)	(13,477)

G. OTHER INCOME

Income from long-term investments	19,634	19,910
Punitive interests	2,621	2,978
Loans recovered and reversals of allowances	69,973	37,426
Other (note 9.m)	49,973	190,996

	142,201	251,310

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	202	503
Charge for uncollectibility of other receivables and other allowances	39,042	262,238
Amortization of difference arising from judicial resolutions	25,894	37,182
Depreciation and losses from miscellaneous assets	639	399
Other (note 9.n)	355,067	349,858

	420,844	650,180

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,006,289	709,575

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	205,982	252,362

NET INCOME FOR THE PERIOD	800,307	457,213

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2010	09-30-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,818,088 (1)	4,661,349 (1)
Cash and cash equivalents at the end of the period	6,830,318 (1)	6,340,582 (1)

Net increase in cash and cash equivalents	1,012,230	1,679,233

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	694,747	186,661
- Loans	(1,359,197)	2,684,853

to financial sector	(24,402)	84,971
to non-financial public sector	14,317	226,456
to non-financial private sector and residents abroad	(1,349,112)	2,373,426
- Other receivables from financial transactions	214,655	(93,790)
- Receivables from financial leases	(94,919)	39,937
- Deposits	2,746,370	141,253

to financial sector	(153,957)	10,474
to non-financial public sector	792,341	(495,089)
to non-financial private sector and residents abroad	2,107,986	625,868
- Other liabilities from financial transactions	136,256	(109,139)

Financing from financial or interfinancial sector (calls received)	20,428	(550)
Others (except liabilities included in Financing Activities)	115,828	(108,589)
Collections related to service charge income	1,062,303	876,669
Payments related to service charge expense	(274,475)	(200,387)
Administrative expenses paid	(1,358,857)	(1,184,227)
Organizational and development expenses paid	(12,531)	(917)
Net collections from punitive interest	2,151	2,244
Differences from judicial resolutions paid	(25,894)	(37,182)
Collections of dividends from other companies	2,400	10,557
Other payments related to other income and expenses	(210,418)	(107,190)

Net cash flows provided by operating activities	1,522,591	2,209,342

Investment activities
Net payments from premises and equipment	(80,044)	(84,886)
Net payments from other assets	(1,219)	(2,009)
Other payments from investment activities	(160,918)	(209,898)

Net cash flows used in investment activities	(242,181)	(296,793)

Financing activities
Net collections/ (payments) from:
- Argentine Central Bank	(34)	(292)

Other	(34)	(292)
- Banks and international agencies	23,970	(286,718)
- Financing received from local financial institutions	73,112	(29,959)
Cash dividends paid	(480,000)	(35,000)
Other collections from financing activities	114,759	118,633

Net cash flows used in financing activities	(268,193)	(233,336)

Financial results and results from holdings of cash and cash equivalents (including interest)	13	20

Net increase in cash and cash equivalents	1,012,230	1,679,233

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2010, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2009, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of September 30, 2010 and the end of the previous fiscal year and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2010 and 2009, as per the following detail:

- As of September 30, 2010:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the nine month periods ended September 30, 2010 and 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the three month periods ended September 30, 2010 and 2009.

- As of December 31, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2009.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2010 and 2009.

Interests in subsidiaries as of September 30, 2010 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2010	12-31-2009	09-30-2010	12-31-2009	09-30-2010	12-31-2009
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,100,000	13,099,869	100.0000	99.9999	100.0000	99.9999
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	32,274,350	66.2101	66.2101	66.2101	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders´ equity and net income balances in accordance with the criteria defined in note 2 below, as of September 30, 2010 and the end of the previous fiscal year and net income balances for the nine month periods ended September 30, 2010 and 2009, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2010	12-31-2009	09-30-2010	12-31-2009	09-30-2010	12-31-2009	09-30-2010	09-30-2009

Francés Valores Soc. de Bolsa S.A.	16,151	13,870	5,226	5,576	10,925	8,294	2,631	1,052

Atuel Fideicomisos S.A. and its subsidiary	42,199	38,016	4,169	2,967	38,030	35,049	2,982	3,259
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	108,958	205,534	67,395	147,392	41,563	58,142	(16,579)	(54,405)
Consolidar Cía. de Seguros de Retiro S.A.	3,448,951	3,164,710	3,008,130	2,768,208	440,821	396,502	44,319	69,317
PSA Finance Argentina Cía Financiera S.A.	664,650	413,931	537,879	309,979	126,771	103,952	22,819	27,793

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF.

The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 673,226 and 606,217 as of September 30, 2010 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 8,177 and 8,993 at September 30, 2010 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

•

Upon booking the effects of the interest rate swaps as of the end of the previous fiscal year, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 as of the end of the previous fiscal year.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of September 30, 2010 and the end of the previous fiscal year amounted to 1,898 (income) and 7,435 (income), respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,391 and 4,271 as of September 30, 2010 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222 – Merger between Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A.:

In view of the reforms introduced in the Argentine Social Security System by Law No. 26,222 and its supplementary regulations, on October 17, 2008, the Ordinary and Extraordinary General Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. decided to authorize the Final Merger Agreement with Consolidar Cía. de Seguros de Retiro S.A. undersigned by the Board of Directors on September 23, 2008. On January 29, 2009, the S.S.N. authorized said merger, which was then approved by the Supervisory Board of Companies (I.G.J.) on April 6, 2009.

b)	Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P.S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

BBVA Banco Francés S.A., in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010. Absent an answer to this note, another note was filed with the above-mentioned agencies on October 29 and November 1, respectively, repeating the same terms as the previous note.

In addition, on October 19, 2009, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000. In turn, on January 11, 2010 the I.G.J. conferred its approval to the capital reduction mentioned. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

4.	ATUEL FIDEICOMISOS S.A. – MERGER WITH BBVA BANCO FRANCÉS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

•

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. to the stand-alone financial statements).

On March 15, 2010, the Board of Directors of BBVA Banco Francés S.A. and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. will be merged into BBVA Banco Francés S.A. on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Banco Francés S.A.’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consists in the absorption by BBVA Banco Francés S.A. of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Banco Francés S.A. remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank has proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010, the I.G.J. registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations.

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank has started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2010	12-31-2009
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	19,165	26,808
Consolidar Cía. de Seguros de Retiro S.A.	148,953	133,978
Francés Valores Sociedad de Bolsa S.A.	550	418
Atuel Fideicomisos S.A.	— ,—	2
PSA Finance Argentina Cía Financiera S.A.	63,385	51,976

Total	232,053	213,182

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 8,500. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-2010	12-31-2009	09-30-2009	12-31-2008

a) Cash and due from banks	6,231,889	5,255,412	5,690,389	4,243,080

b) Goverment securities held for trading or financial transactions	498,429	488,176	556,093	272,769

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period or fiscal year	100,000	74,500	94,100	145,500

CASH AND CASH EQUIVALENTS	6,830,318	5,818,088	6,340,582	4,661,349

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	09-30-2010	12-31-2009
a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings in investment accounts

Discount Bonds in pesos	389,053	367,210
Federal Government Bonds in Pesos 10.5 % due in 2012	26,737	25,632
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,332	29,140
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	204,525	109,145
Discount Bonds in US dollar	170,566	102,240
Federal Government Bonds due in 2015	114,612	88,720
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	98,022	5,994
BCRA Notes (NOBAC)	178,554	546,402
Federal Government Bocon PRE9	30,983	13,723
Federal Government Bocon PRO13	9,032	33,797
Other	18,667	12,760

Total	1,270,083	1,334,763

	09-30-2010	12-31-2009
* Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	2,029	11,404
Federal Government Bonds in US dollar 7% P.A. due 2015	— , —	37,950
Discount Bonds in pesos	29,172	17,080
Peso-denominated GDP-related securities (1)	1,071	8,237
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	— , —	8,587
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	64,980	175
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	26,096	16,854
Treasury Notes	286,339	8,813
Treasury Bills	— , —	361,489
Federal Government Bonds in US dollar 7% due in 2011	11,902	11,286
Discount Bonds in US dollar	12,482	703
Federal Government Bonds in US dollar 7% due in 2013	18,351	— , —
PAR Bonds	38,361	— , —
Other	7,646	5,598

Total	498,429	488,176

(1)	At December 31, 2009 this includes 7,774 from repo transactions.

*Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar X	— , —	68,250

Total	— , —	68,250

*Holdings available for sale

Secured Bonds due in 2018	88,409	76,670
Federal Government Bocon PRO 12	163,675	157,614
BCRA Bills (LEBAC)	330,964	205,583
BCRA Notes (NOBAC)	— , —	83,996
Federal Government Bonds in US dollar 7% P.A. due 2015	136,636	84,405
Federal Government Bonds in Pesos due 2015	197,400	— , —
Other	33,653	31,907

Total	950,737	640,175

*Unlisted government securities

Secured Bonds due in 2020	985,888	1,053,732
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,377	14,847
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	975,599	892,214
Other	191	253

Total	1,976,055	1,961,046

*Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,583,368	2,164,361
BCRA Notes (NOBAC)	280,345	788,783

Total	2,863,713	2,953,144

	09-30-2010	12-31-2009

*Investments in listed private securities

Corporate Bonds Grupo Concesionario del Oeste	5,961	7,492
Corporate Bonds Tarjeta Cuyana	2,486	2,054
Corporate Bonds Gas Natural Ban	9,133	19,464
Corporate Bonds Petrobrás Energía S.A.	3,664	3,494
Corporate Bonds YPF	49,758	30,069
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	2,993	3,915
Fideicomiso de Gas	2,200	11,036
MBT Serie 1 Clase A Financial Trust	10,352	10,436
FBA Ahorro Pesos Investment Fund	— , —	19,286
FBA Renta Pesos Investment Fund	2,695	107,765
Other	3,316	3,594

Total	92,558	218,605

- Allowances	(132,060)	(449,927)

Total	7,519,515	7,214,232

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,759,396	1,762,203
Fixed-rate financial loans	1,368,072	979,912
Other	316,361	64,552

Total	3,443,829	2,806,667

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	38,844	33,215
In non-controlled companies-supplementary activities	26,640	21,604

Total	65,484	54,819

d) OTHER RECEIVABLES – Other

Prepayments	86,489	53,164
Guarantee deposits	88,448	69,100
Miscellaneous receivables	136,420	120,719
Tax prepayments	163,755	319,859
Other	60,984	26,600

Total	536,096	589,442

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

	09-30-2010	12-31-2009

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Collections and other operations for the account of third parties	352,536	314,732
Other withholdings and collections at source	173,779	172,809
Accounts payable for consumption	272,481	246,919
Money orders payable	149,193	102,347
Loans received from Argentine Technological Fund (FONTAR)	42,880	37,906
Loans received from Interamerican Development Bank (BID)	21,320	32,271
Pending Banelco debit transactions	14,680	27,407
Other	110,991	101,959

Total	1,137,860	1,036,350

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	160,535	174,495
Accrued taxes	239,000	175,170
Miscellaneous payables	263,663	119,203
Amounts collected in advance	56,866	1,107
Other	1,877	1,672

Total	721,941	471,647

h) OTHER SUBSIDIARIES´ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	278,869	207,399
Insurance companies, mathematical reserve	2,401,152	2,322,949
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(8,177)	(8,993)
Other related to insurance business	84,346	94,870

Total	2,756,190	2,616,225

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	15,615,676	12,538,495
Collections items	432,778	285,311
Checks drawn on the Bank pending clearing	292,123	220,248
Checks not yet credited	1,470,154	919,380
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	29,440,841	25,249,313
Other	85,908	85,691

Total	47,337,480	39,298,438

	09-30-2010	09-30-2009

j) FINANCIAL EXPENSE – Other

Turn-over tax	75,310	77,007
Charge for impairment of secured loans	— , —	86,710
Adjustments from forward transactions in foreign currency	11,376	— , —
Other	1,119	639

Total	87,805	164,356

k) SERVICE CHARGE INCOME – Other

Rental of safe-deposit boxes	39,478	25,781
Commissions for capital market transactions	14,217	5,176
Commissions for salary payment	5,680	5,453
Commissions for trust management	1,251	1,670
Commissions for hiring of insurances	94,691	85,403
Commissions for transportations of values	8,542	8,857
Commissions for loans and guaranties	25,784	11,519
Other	47,186	40,302

Total	236,829	184,161

l) SERVICE CHARGE EXPENSE – Other

Turn-over tax	56,873	44,769
Insurance paid on lease transactions	11,183	15,288
Other	4,057	6,079

Total	72,113	66,136

m) OTHER INCOME – Other

Premiums – Insurance companies	12,697	15,143
Related parties expenses recovery	6,296	5,261
Deferred income tax (1)	— , —	145,648
Tax recovery	— , —	10,820
Rent	353	620
Others	30,627	13,504

Total	49,973	190,996

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.
n) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	165,976	135,032
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	127,042	120,581
Claims paid – Insurance companies	5,026	2,157
Redemptions	10,247	31,071
Losses from transactions with fixed and miscellaneous assets	10	15,854
Other	46,766	45,163

Total	355,067	349,858

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2010	12-31-2009

COMMERCIAL PORTFOLIO

Normal performance	9,688,601	7,632,690

Preferred collaterals and counter guaranty “A”	115,691	78,777
Other collaterals and counter guaranty “B”	116,330	74,235
Without senior security or counter guaranty	9,456,580	7,479,678

With special follow-up	33,406	34,226

Under to an observation
Other collaterals and counter guaranty “B”	733	733
Without senior security or counter guaranty	32,673	33,493

With high risk of uncollectibility	7,725	1,951

Without senior security or counter guaranty	7,725	1,951
Uncollectible	1,198	4,903

Other collaterals and counter guaranty “B”	— , —	1,650
Without senior security or counter guaranty	1,198	3,253

Total	9,730,930	7,673,770

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Translation of financial statements originally issued in Spanish-See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2010	12-31-2009

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,346,829	5,151,358

Preferred collaterals and counter guaranty “A”	11,372	9,554
Other collaterals and counter guaranty “B”	1,340,642	1,143,569
Without senior security or counter guaranty	4,994,815	3,998,235

Low risk	47,259	58,630

Preferred collaterals and counter guaranty “A”	123	— , —
Other collaterals and counter guaranty “B”	13,299	15,895
Without senior security or counter guaranty	33,837	42,735

Medium risk	34,388	47,174

Other collaterals and counter guaranty “B”	3,190	4,877
Without senior security or counter guaranty	31,198	42,297

High risk	30,280	66,170

Other collaterals and counter guaranty “B”	3,985	4,392
Without senior security or counter guaranty	26,295	61,778

Uncollectible	12,856	7,092

Other collaterals and counter guaranty “B”	8,464	4,936
Without senior security or counter guaranty	4,392	2,156

Uncollectible, classified as such under regulatory requirements	212	259

Other collaterals and counter guaranty “B”	54	74
Without senior security or counter guaranty	158	185

Total	6,471,824	5,330,683

General Total (1)	16,202,754	13,004,453

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of September 30, 2010 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2010 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2009, after certain adaptations arising from the Argentine Central Bank´s regulations, effective as from July 1, 2010. These adaptations are explained in the second paragraph of note 2.2 to the stand-alone financial statements.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2009, after certain adaptations arising from the Argentine Central Bank´s regulations. These adaptations are explained in the second paragraph of note 2.2 to the stand-alone financial statements.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of September 30, 2010, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2009 and those for the nine-month period ended September 30, 2009, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2009 was issued on February 19, 2010 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. As explained in the second paragraph of note 2.2 to the stand-alone financial statements, certain adaptations were introduced to the aforesaid financial statements as required by B.C.R.A.´s regulations and exclusively for comparison purposes with the current fiscal year´s financial statements. Our Auditors´ Report issued on February 19, 2010 would not have been modified by the aforementioned adaptations.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the nine-month period ended September 30, 2009 was issued on November 9, 2009, including an observation originated in certain departures from professional accounting standards in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements. As explained in the second paragraph of note 2.2 to the stand-alone financial statements, certain adaptations were introduced to the aforesaid financial statements as required by B.C.R.A.´s regulations and exclusively to be presented for comparison purposes with the current period´s financial statements. Our Auditors´ Limited Review Report issued on November 9, 2009 would not have been modified by aforementioned adaptations.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 10, 2010.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 18, 2010	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer